Annual Shareholders Meeting

April 19, 2006

WesBanco, Inc. **2005** Annual Report

97% Customer Satisfaction Rate*

*Percentage of customers who would recommend WesBanco to a friend. Prime Performance, Inc. Survey

WesBanco

By all accounts, better.

Forward-looking Disclosure

Forward-looking statements in this presentation relating to WesBanco's plans, strategies, objectives, expectations, intentions and adequacy of resources, are made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. The information contained in this presentation should be read in conjunction with WesBanco's 2005 Annual Report on Form 10-K filed with the Securities and Exchange Commission ("SEC"), which is available at the SEC's website www.sec.gov or at WesBanco's website, www.wesbanco.com. Investors are cautioned that forward-looking statements, which are not historical fact, involve risks and uncertainties, including those detailed in WesBanco's 2005 Annual Report on Form 10-K filed with the SEC under the section "Risk Factors". Such statements are subject to important factors that could cause actual results to differ materially from those contemplated by such statements, including without limitation, the effects of changing regional and national economic conditions; changes in interest rates, spreads on earning assets and interest-bearing liabilities, and associated interest rate sensitivity; sources of liquidity available to the parent company and its related subsidiary operations; potential future credit losses and the credit risk of commercial, real estate, and consumer loan customers and their borrowing activities; actions of the Federal Reserve Board, Federal Deposit Insurance Corporation, the SEC, the National Association of Securities Dealers and other regulatory bodies; potential legislative and federal and state regulatory actions and reform; competitive conditions in the financial services industry; rapidly changing technology affecting financial services and/or other external developments materially impacting WesBanco's operational and financial performance. WesBanco does not assume any duty to update forward-looking statements.

Market Diversification


2002
2004
2002
2005
O H I O
U N I T E D S T A T E S
WEST VIRGINIA
K E N T U C K Y
Portland
Celina
Wapakoneta
Millersburg
Pittsburgh
Bellefontaine
Mount Vernon
New Philadelphia
Weirton
Sidney
Coshocton
Cadiz
Mount Lebanon
Winchester
Piqua
Urbana
Yorkville
Newark
Cambridge
St. Clairsville
Springfield
Zanesville
Richmond
Waynesburg
Union
Dayton
Xenia
Woodsfield
Middletown
Lancaster
New Lexington
Caldwell
New Martinsville
McConnelsville
Logan
Fairmont
Middlebourne
Wilmington
Chillicothe
Athens
Grafton
Fairfield
McArthur
Vienna
West Union
Parkersburg
Harrisville
Hillsboro
Waverly
Wellston
New Milton
Philippi
Elizabeth
Pomeroy
Jackson
Grantsville
Glenville
Weston
Elkins
Georgetown
Evergreen
Point Pleasant
Spencer
West Union
Portsmouth
Gallipolis
Ripley
Sutton
Maysville
Vanceburg
Ironton
Clay
Glade View
Webster Springs
Cynthiana
Flemingsburg
Ashland
Huntington
Charleston
Summersville
Grayson
Frankfort

WesBanco

By all accounts, better.

97% Customer Satisfaction Rate

Loans & Deposits

LOANS 12/31/2005


NON
WV
54%
WV
46%

DEPOSITS 12/31/2005


NON
WV
36%
WV
64%

WesBanco Market Demographics*

	WEST VIRGINIA	NEW MARKETS MONTGOMERY, CLARK & GREENE COUNTIES Dayton/Springfield, OH	NEW MARKET HAMILTON COUNTY Cincinnati, OH
Total Population *	1,808,344	851,690	845,303
Median Income *	$29,696	$41,663 (1)	$40,964
Per Capita Income *	$16,477	$21,590 (1)	$24,053

The 4 Ohio counties combined represent nearly **100%** of the total West Virginia population.

WesBanco
By all accounts, better.

* Source: Census Bureau - 2000 Census
(1) Weighted average

97% Customer Satisfaction Rate

2005 Financial Results

(dollars in thousands)	**YTD 12/31/2005**	YTD 12/31/2004	**% CHG**
GAAP - Net income	**$ 42,757**	$ 38,182	**12.0%**
Core operating earnings (1)	**$ 43,675**	$ 38,420	**13.7%**
GAAP EPS - diluted	**$ 1.90**	$ 1.90	**0.0%**
Core Operating EPS - diluted (1)	**$ 1.95**	$ 1.91	**2.1%**
Return on assets	**0.95%**	1.07%	**-11.2%**
Return on equity	**10.13%**	11.37%	**-10.9%**
Net interest margin	**3.48%**	3.60%	**-3.3%**

(1) Excludes restructuring and merger costs.

WesBanco
By all accounts, better.

97% Customer Satisfaction Rate

Non-performing Assets

In thousands



$14,000
$12,000
$10,000
$8,000
$6,000
$4,000
$2,000
$0
0.40%
0.30%
0.20%
0.10%
0.00%
0.34%
0.26%
0.24%
0.30%
0.27%
0.27%
2003
2004
1Q05
2Q05
3Q05
4Q05
Total Non-performing assets
NPA's as a % of total assets

WesBanco
By all accounts, better.

97% Customer Satisfaction Rate*

Net Charge-off Ratio


In millions
NET CHARGE-OFFS TO AVERAGE LOANS
$3,500
$3,000
$2,500
$2,000
$1,500
$1,000
$500
$0
0.60%
0.40%
0.20%
0.00%
0.50%
0.46%
0.31%
0.29%
2002
2003
2004
2005
Total average loans
Net charge-off percent

WesBanco
By all accounts, better.

97% Customer Satisfaction Rate

1st Quarter 2006 Financial Results

(dollars in thousands)	1st Quarter 3/31/2006	1st Quarter 3/31/2005	% CHG
GAAP - Net income	$ 5,584	$ 11,080	-49.6%
Core operating earnings (1)	$ 9,258	$ 11,376	-18.6%
GAAP EPS - diluted	$ 0.25	$ 0.48	-47.9%
Core Operating EPS - diluted (1)	$ 0.42	$ 0.49	-14.3%
Return on assets	0.52%	0.99%	-47.5%
Return on equity	5.45%	10.42%	-47.7%
Net interest margin	3.40%	3.51%	-3.1%

(1) Excludes restructuring costs, merger costs, other-than-temporary impairment losses on securities and gain on sale of branch offices.

WesBanco
By all accounts, better.

97% Customer Satisfaction Rate

1st Quarter Results (continued)

- Other-than-temporary impairment losses on securities of $8.0 million.
- Decrease in net interest income of $2.5 million or 7.5%.
- Gain on sale of branch offices of $2.5 million.
- Increase in non-interest income of $1.5 million or 15.4%. (1)
- Decrease in non-interest expenses of $320 thousand or 1.2%.

WesBanco
By all accounts, better.

(1) Excluding the gain on sale of branch offices of $2.5 million and other-than-temporary impairment losses on securities of $8.0 million.

97% Customer Satisfaction Rate

Interest Rate Trend


9.0%
8.0%
7.0%
6.0%
5.0%
4.0%
3.0%
2.0%
1.0%
0.0%
Prime
1 Yr Treasury
Fed Funds
D 03
M 04
J 04
S 04
D 04
M 05
J 05
S 05
D 05
M 06

WesBanco
By all accounts, better.

97% Customer Satisfaction Rate

Yield Curve Comparison



Yields
4.60%
4.80%
4.82%
4.82%
4.81%
4.85%
4.89%
4.76%
4.48%
4.17%
3.92%
3.78%
3.12%
2.77%
3
6
2
3
5
10
30
3/31/06
One year ago

WesBanco
By all accounts, better.

97% Customer Satisfaction Rate*

Customer Satisfaction Rating


97%
Bank Customer Satisfaction Rate*
BY ALL ACCOUNTS, BETTER.
WesBanco

WesBanco
By all accounts, better.

97% Customer Satisfaction Rate*

“Better Than Free” Checking Campaign

- 8,500 new accounts in 9 weeks
- 6,000 new debit cards
- 213% of goals
- Increased awareness of brand
- Launched new sales culture

WesBanco
By all accounts, better.

97% Customer Satisfaction Rate¹

New Deposit Accounts Opened


6,000
5,000
4,000
3,000
2,000
1,000
0
M A M J J A S O N D J F M
Demand
CDs
Money Market
Savings
Int Brg Demand

Why Free Checking ?

- Lower costing funds
- Younger customers
  - Transactors
  - Borrowers
- Checking Fee Income
  - 54% increase year-over-year

WesBanco
By all accounts, better.

97% Customer Satisfaction Rate*

Checking Fee Income Growth (1)

In thousands



$1,658
$894
J
F
M
A
M
J
J
A
S
O
N
D
J
F
M
2005
2006

(1) Includes NSF/overdraft fees, debit card and ATM fees.

WesBanco
By all accounts, better.

97% Customer Satisfaction Rate

Earnings Per Share (Diluted)



$1.60
$1.90
2001
2002
2003
2004
2005

WesBanco
By all accounts, better.

97% Customer Satisfaction Rate

Full-time Employees to Total Assets


$3.7 million
per employee
$2.5 million
per employee
12/31/2001
12/31/2002
12/31/2003
12/31/2004
12/31/2005

WesBanco
By all accounts, better.

97% Customer Satisfaction Rate*

Dividends Per Share Growth



$0.92
$1.06
2001
2002
2003
2004
2005
2006
Annualized

- 21 consecutive years of dividend increases. Current dividend yield approximating 3.4%

WesBanco
By all accounts, better.

97% Customer Satisfaction Rate

Return to Shareholders

In thousands

$290 million in dividends and stock repurchases returned to shareholders from 1999 to present.



$54,763
$45,534
$31,712
$38,847
$37,134
$22,531
$59,407
1999
2000
2001
2002
2003
2004
2005
Dividends
Stock Repurchases

WesBanco
By all accounts, better.

97% Customer Satisfaction Rate

One Year Relative Stock Price Performance



120%
115%
110%
105%
100%
95%
90%
85%
1/31/05
3/2/05
4/1/05
5/2/05
6/1/05
7/1/05
8/1/05
8/31/05
9/30/05
10/31/05
12/1/05
12/30/05
1/31/06
WesBanco Inc. (+5.7%)
NASDAQ Bank Index (+2.1%)
KBW Bank Index (+2.3%)
S&P 500 Index (+8.4%)

WesBanco
By all accounts, better.

Source: FactSet Research System

97% Customer Satisfaction Rate*

Stock Performance
Long-term Cumulative Return



500%
450%
400%
350%
300%
250%
200%
150%
100%
50%
0%
-50%
'77 '78 '79 '80 '81 '82 '83 '84 '85 '86 '87 '88 '89 '90 '91 '92 '93 '94 '95 '96 '97 '98 '99 '00 '01 '02 '03 '04 Q1 05 Q2 05 Q3 05 Q4 05 Q1 06
WesBanco
S & P 500

WesBanco
By all accounts, better.

97% Customer Satisfaction Rate*

Annual Shareholders Meeting

April 19, 2006

WesBanco, Inc. **2005** Annual Report


97%
Customer
Satisfaction
Rate*

WesBanco

By all accounts, better.